Exhibit 12.1
Dycom Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	July 26, 2014	July 27, 2013	July 28, 2012	July 30, 2011	July 31, 2010
	(Dollars in thousands)
Earnings, as defined:
Income from continuing operations before cumulative effect of changes in accounting principles	$39,978	$35,188	$39,378	$16,107	$5,849
Income tax expense	26,341	23,011	25,183	12,377	4,881
Fixed charges included in the determination of net income	39,528	34,774	24,001	22,185	20,292
Total earnings, as defined	$105,847	$92,973	$88,562	$50,669	$31,022

Fixed charges, as defined:
Interest charges	$26,837	$23,335	$16,745	$16,017	$14,272
Rental interest factor	12,691	11,439	7,256	6,168	6,020
Total fixed charges, as defined	$39,528	$34,774	$24,001	$22,185	$20,292

Ratio of earnings to fixed charges	2.7x	2.7x	3.7x	2.3x	1.5x